UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Related Party Promissory Note

On October 31, 2026, Trident Digital Tech Holdings Ltd (the “Company”) issued a demand grid promissory note (the “Note”) to Soon Huat Lim, the Company’s Chairman and Chief Executive Officer (the “Lender”), evidencing working capital loans previously advanced, and that may from time to time be advanced, by the Lender to the Company. As of October 31, 2026, the principal amount outstanding under the Note was approximately US$5,125,000. The Note represents a direct, unsecured obligation of the Company, payable at any time on written demand by the Lender.

Debt Conversion Agreement

On November 6, 2026, the Company entered into a Debt Conversion Agreement (the “Conversion Agreement”) with the Lender, pursuant to which US$3,000,000 of indebtedness under the Note (the “Debt”) will be converted into 4,615,384 Class B ordinary shares of the Company, par value US$0.0024 per share (the “Consideration Shares”), at a conversion price of US$0.65 per share. The Debt shall be deemed discharged and paid in full upon issuance of the Consideration Shares to the Lender, and the remainder of the Note shall remain outstanding in accordance with its terms.

The Consideration Shares have not been registered under the Securities Act of 1933, as amended. The parties contemplate reliance on Section 3(a)(9) and/or Regulation S, and the Conversion Agreement also references Section 4(a)(2), in each case subject to applicable requirements.

The foregoing descriptions of the Note and Conversion Agreement are summaries and are qualified in their entirety by reference to the full texts of the Note and Conversion Agreement, filed as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K.

On November 12, 2026, the Company issued a press release announcing its entry into the Conversion Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-298224), as amended, and (ii) the registration statements on Form S-8 of the Company (File Numbers 333-293439, 333-284116, and 333-292667), as amended, and into the prospectuses outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The information in the attached Exhibit 99.1 shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit Number	Exhibit Title
10.1	Promissory Note, dated October 31, 2026
10.2	Debt Conversion Agreement, dated November 6, 2026
99.1	Press Release, dated November 12, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
		Name:	Soon Huat Lim
		Title:	Chairman and Chief Executive Officer

Date: November 12, 2026

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